April 5, 2021

To Goldman Sachs Group, Inc. Shareholders,

The Nathan Cummings Foundation urges you to vote FOR the stockholder proposal requesting reporting on employee arbitration, Proposal 6 (the “Proposal”), at the Goldman Sachs Group, Inc. (“Goldman Sachs”) Annual Meeting of Shareholders on April 29, 2021.

Support for this resolution is warranted because:

1.	Companies benefit from diverse and inclusive workplaces
2.	The use of arbitration undermines the establishment of diverse and equitable workplaces
3.	Goldman Sachs’ use of arbitration keeps important information from investors and employees
4.	Goldman Sachs employees have alleged significant harassment and discrimination

SUMMARY OF THE PROPOSAL

The Proposal requests that Goldman Sachs’ Board of Directors oversee the preparation of a report on the impact of the use of mandatory arbitration on the company’s employees and workplace culture. The report should evaluate the impact of Goldman Sachs’ current use of arbitration on the prevalence of harassment and discrimination in its workplace and on employees’ ability to seek redress should harassment and discrimination occur.

The Proposal speaks to the widespread experience of discrimination and harassment in the workplace by Black, Latinx and female employees. Companies that tolerate discrimination and harassment create unnecessary legal, brand, financial, and human capital risks.

The inclusion of provisions requiring arbitration in employment agreements limits employees’ remedies for wrongdoing; often keeps underlying facts, misconduct or case outcomes secret; and prevents employees from learning about and acting on shared concerns. Given these impacts, state and federal legislators have introduced legislation to ban or restrict the use of this employment clause in harassment and discrimination cases.

Investors’ concerns about arbitration’s potential to conceal the existence of harassment and discrimination are especially acute at Goldman Sachs, where thousands of women have alleged gender bias.

RATIONALE FOR SUPPORT OF THE PROPOSAL

Companies benefit from diverse and inclusive workplaces

Multiple studies indicate that companies with diverse teams are better managed and have stronger long-term growth prospects and improved share value. These studies include:

•	BCG found that innovation revenue was 19 percentage points higher in companies with above-average leadership diversity. In addition, companies with above-average diversity had EBIT margins nine percentage points higher than those of companies with below-average diversity on their management teams.[1]

1 https://www.bcg.com/en-us/publications/2018/how-diverse-leadership-teams-boost-innovation.aspx

•	A McKinsey study found that companies in the top quartile for gender diversity in corporate leadership were more likely to have above-average profitability than those in the bottom-quartile for gender diversity. Similarly, leaders in ethnic diversity were 33 percent more likely to outperform on EBIT margin.[2]

•	A 2019 study of the S&P 500 by The Wall Street Journal found that the 20 most-diverse companies had an average annual five-year stock return that was 5.8% percent higher than that of the 20 least-diverse companies.[3]

Goldman Sachs itself recognizes the importance of diversity, stating on its website that “cultivating and sustaining a diverse work environment and workforce…is critical to meeting the unique needs of our diverse client base and the communities in which we operate. We are committed to making progress toward racial equity, advancing gender equality, and increasing representation at every level of our firm.”4 Goldman notes elsewhere on its website that “[t]he strength of our culture, the execution of our strategy and our relevance to our clients depend on a truly diverse workforce.”5

The use of arbitration undermines the establishment of diverse and equitable workplaces

In February 2018, Attorneys General from all 50 states signed a letter calling for the end of mandatory arbitration in sexual harassment cases. They stated, “[C]oncerns arise from the secrecy requirements of arbitration clauses, which disserve the public interest by keeping both the harassment complaints and any settlements confidential…Ending mandatory arbitration of sexual harassment claims would help to put a stop to the culture of silence that protects perpetrators at the cost of their victims.”6

Significant concerns about arbitration’s appropriateness as a forum for handling discrimination cases have also been raised by the Equal Employment Opportunity Commission (EEOC) and the U.S. Government Accountability Office. For instance, in 2016, the legal counsel at the EEOC observed that, “The EEOC’s stance has always been that mandatory arbitration of employment discrimination is bad: the secrecy, the lack of precedent.” 7

Many companies no longer require employees to arbitrate discrimination claims. This includes Google, whose use of arbitration was identified as a key aspect of a “culture of concealment” in its $310 million sexual harassment misconduct settlement.8

2 https://www.mckinsey.com/business-functions/organization/our-insights/delivering-through-diversity

3 https://www.wsj.com/articles/the-business-case-for-more-diversity-11572091200

4 https://www.goldmansachs.com/our-commitments/diversity-and-

inclusion/#:~:text=Diversity%20and%20Inclusion%20at%20Goldman%20Sachs&text=As%20a%20firm%2C%20we%

20believe,where%20we%20live%20and%20work

5 https://www.goldmansachs.com/our-commitments/diversity-and-inclusion/racial--equity/index.html

6 http://myfloridalegal.com/webfiles.nsf/WF/HFIS-AVWMYN/$file/NAAG+letter+to+Congress+Sexual+Harassment+Mandatory+Arbitration.pdf

7 https://time.com/4540111/arbitration-clauses-sexual-harassment/

8 https://www.law.com/therecorder/2020/09/25/google-ends-mandatory-arbitration-in-310m-sexual-harassment-settlement/

Goldman Sachs’ use of arbitration keeps important information from investors and employees

A company’s use of arbitration restricts investors’ ability to understand true workplace conditions in a number of ways. Arbitral decisions, unlike many of those issued by judges, are not published. Judicial opinions recount the factual basis of disputes and the legal analyses upon which the rulings are based. Pleadings filed by the litigants are publicly available and contain factual allegations that investors may independently analyze. In contrast, most arbitral decisions are known only to the parties. Although some states require arbitration providers to disclose limited information about the disputes they resolve, these often only include the parties involved, the type of dispute, final disposition, and the arbitrator’s name. Even when arbitration clauses in employment contracts do not explicitly contain confidentiality requirements, private arbitration allows a company significantly greater control over the information that might be publicly shared and reduces the employee’s access to discovery. As individual employees move through the arbitration process, they are less likely to learn of others with similar experiences and concerns, reducing the likelihood of broader organizational change and improvement.

The use of arbitration also creates a risk of a sudden surge of claims against the company, as happened at Fox News. When hidden discrimination or harassment problems surface, multiple employees may step forward at once, creating a sudden and significant brand liability. Allegations of harassment or discrimination, once released, may significantly disrupt business operations and undermine long-term business strategies, as occurred at 21st Century Fox, Barnes & Noble, CBS, Intel, Nike, Texas Instruments, Walt Disney, Wynn Resorts and others.

Current use of arbitration by employers may increase future liability exposures. There have been legislative efforts to retroactively remove protections at the state level. At the federal level, it is possible that the Forced Arbitration Injustice Repeal (FAIR) Act will gain enough support to pass in the Senate. It was reintroduced in early 2021 and was passed by the U.S. House in September 2019, by a bipartisan vote of 225 to 186. The FAIR Act would prohibit companies from using pre-dispute arbitration agreements in all employment, civil rights, consumer and antitrust cases. Additionally, a number of states, including Maine, New York, and Washington, have been considering whistleblower protections that might allow employees to circumvent the confidentiality requirements often imposed by the arbitration process.

Goldman Sachs employees have alleged significant harassment and discrimination

Since 2010, Goldman Sachs been fighting claims that its compensation and promotion decisions were biased by gender (Chen-Oster v. Goldman Sachs, Inc., Case No. 10-6950 (S.D.N.Y.)).9

In 2018, this lawsuit was granted class action status. In granting class action status, the judge referenced extensive evidence of gender discrimination in pay, promotions, and performance evaluations, along with women’s personal narratives. Goldman Sachs has since attempted to remove more than half of the roughly 3,200 class members through arbitration. These were women who signed arbitration agreements in order to obtain bonuses, promotions or severance.10 The company continues to defend against the class action, and now must also individually arbitrate an estimated 1,082 gender bias claims.

9 https://goldmangendercase.com/

10 https://news.bloomberglaw.com/daily-labor-report/goldman-says-some-women-in-gender-bias-class-must-arbitrate

In addition, a former in-house attorney for Goldman Sachs, Marla Crawford, filed a suit in New York Supreme Court alleging that she was fired after telling internal investigators about an inappropriate relationship between a senior litigator and a junior attorney. Goldman Sachs’ motion to compel arbitration of her claims was granted earlier this year.11

As Ms. Crawford wrote in a public post, “Goldman’s arbitration agreement requires complete confidentiality of proceedings — meaning the Bank and individual wrongdoers will be permitted to have their misconduct completely hidden behind closed doors, never to be seen by the public, let alone shareholders. Confidential arbitration only further contributes to the proliferation of harassment in the workplace. In confidential arbitration, women do not know that others are being subjected to the same conduct and it stops the public from seeing patterns of misconduct by individuals or institutions.”12

Notes on the Board’s statement of opposition

The Board describes a number of practices intended to reassure investors that Goldman Sachs has sufficient infrastructure to address bias and discrimination effectively. We note, however, that companies with effective human capital management programs should not need arbitration as a protection against lawsuits.

The Board also states that “[m]any of the firm’s employees (including investment bankers, traders and private wealth advisors) are required to arbitrate any claims with the firm under FINRA rules.” However, FINRA rules appear to be voluntary. Per FINRA, “A claim alleging employment discrimination, including sexual harassment, in violation of a statute, is not required to be arbitrated under the Code. Such a claim may be arbitrated only if the parties have agreed to arbitrate it, either before or after the dispute arose.”13 It is important to note that FINRA’s policy that employees must agree to arbitration for employment discrimination was developed to address concerns that arbitration is an inappropriate forum for handling discrimination cases. 14 The proponents encourage Goldman Sachs to consider applying this approach to its own use of arbitration.

Questions about Proposal 6

If you have questions about proposal 6 or would like further information, please contact Laura Campos at laura.campos@nathancummings.org or Meredith Benton at benton@whistlestop.capital.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

11 https://www.law.com/corpcounsel/2021/02/24/go-to-arbitration-rules-new-york-judge-on-goldman-sachs-retaliation-claims/?slreturn=20210229083848

12 https://medium.com/@marlacrawford/women-are-being-silenced-at-goldman-sachs-86454635230c

13 https://www.finra.org/rules-guidance/rulebooks/finra-rules/13201

14 https://journals.sagepub.com/doi/full/10.1177/0019793917747520